Exhibit V

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

In June 2006, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations of irregularities in ambulance purchases. On August 21, 2006, the Federal Senate announced that three Senators, all subsequently acquitted, would be subject to investigation through the CPI. On August 22, 2006, the Ethics Committee of the Chamber of Deputies announced that 67 of its members would be investigated, bringing the total number of legislators investigated to 70. Following the October 2006 elections, only five of the Deputies investigated were reelected. If found guilty, the Congressmen would be subject to expulsion.

In the first round of the presidential election on October 1, 2006, President da Silva received 48.6% of the votes cast, while Mr. Alckmin received 41.6%, with the remainder divided between six other candidates. Because neither Mr. da Silva nor Mr. Alckmin received a majority of the votes cast, they faced each other in a runoff election on October 29, 2006. In that runoff election, Mr. da Silva received 60.8% of the votes cast and was reelected President of Brazil. On January 1, 2007, Mr. da Silva took the oath of office for a second four-year term.

Mr. da Silva is a member of the Worker’s Party. Following the October 2006 elections, Mr. da Silva’s party held, as of January 1, 2007, 16.2% of the seats in the Chamber of Deputies and 12.3% of the seats in the Senate. Because the Worker’s Party holds a minority of the seats in each house of Congress, the success of Mr. da Silva’s initiatives will depend, in part, on his ability to form coalitions with members of other political parties. On November 30, 2006, the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro, or PMDB), the political party with the largest representation in Congress, voted to join Mr. da Silva’s coalition government.

Balance of Payments; Foreign Trade; International Reserves

During the first eleven months of 2006, Brazil registered an accumulated trade surplus of approximately U.S.$41.1 billion, versus an accumulated trade surplus of approximately U.S.$40.4 billion for the corresponding period in 2005. Exports for the first eleven months of 2006 totaled U.S.$125.2 billion, a 16.6% increase over the corresponding period of 2005, while imports totaled U.S.$84.2 billion, a 25.6% increase from the U.S.$67.0 billion recorded for the corresponding period in 2005. The trade balance during the first eleven months of 2006 resulted in an accumulated current account surplus of approximately U.S.$13.2 billion, compared to an accumulated surplus of approximately U.S.$13.6 billion for the corresponding period of 2005. The accumulated balance of payments surplus was approximately U.S.$27.4 billion for the first eleven months of 2006 compared to an accumulated surplus of approximately U.S.$15.0 billion for the corresponding period of 2005.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$49.3 billion on December 31, 2003, U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005 and U.S.$85.8 billion on December 29, 2006.

On August 3, 2006, President da Silva issued Provisional Measure No. 315, which permits Brazilian exporters to keep their export revenues abroad, subject to limits fixed by the National Monetary Council of Brazil, and to use such funds for purposes of investment and debt service. Previously, such exporters were required to repatriate 100% of their export earnings. Funds held abroad would be exempt from the provisional financial contribution levy (CPMF). National Monetary Council of Brazil Resolution No. 3,389

dated August 3, 2006 limits the amount that Brazilian exporters can maintain abroad to 30% of their export revenues. The measures are intended to lower exporters’ costs.

Gross Domestic Product

Brazil’s GDP grew by 2.5% during the first three quarters of 2006 relative to the corresponding period of 2005. The industrial, agricultural and services sectors increased 2.7%, 2.5% and 2.3%, respectively, during the first three quarters of 2006 relative to the corresponding period of the previous year. During the third quarter of 2006, GDP rose 0.5% relative to the immediately preceding quarter. The agricultural, industrial and services sectors increased 1.1%, 0.6% and 0.4%, respectively, relative to the immediately preceding quarter. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 2.5% during the third quarter of 2006 relative to the immediately preceding quarter, while household consumption rose by 0.5% using the same base of comparison.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 3.1% in 2006.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in 2006.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005 and R$2.1327 to U.S.$1.00 on January 22, 2007.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose again to 10.7% in July 2006 before declining to 9.5% in November 2006.

Foreign Investment

During the first eleven months of 2006, net foreign direct investment totaled approximately U.S.$16.3 billion, compared with approximately U.S.$13.7 billion of such investment registered during the corresponding period of 2005.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16.0%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16.0% to 19.75% between September 15, 2004 and May 18, 2005. After leaving the Over/Selic rate target unchanged on June 15, 2005, July 20, 2005 and August 17, 2005, the Central Bank reduced its Over/Selic rate target to 19.50% on September 14, 2005, 19.0% on October 19, 2005, 18.5% on November 23, 2005, 18.0% on December 14, 2005, 17.25% on January 18, 2006, 16.5% on March 8, 2006, 15.75% on April 19, 2006, 15.25% on May 31, 2006, 14.75% on July 19, 2006, 14.25% on August 31, 2006, 13.75% on October 18, 2006 and 13.25% on November 29, 2006.

Public Finance

During the eleven-month period ended November 30, 2006, Brazil’s accumulated consolidated public sector primary surplus was R$96.6 billion (5.1% of GDP), compared with the R$98.6 billion (5.6% of

GDP) consolidated public sector primary surplus for the corresponding period in 2005. The accumulated consolidated public sector nominal deficit for the eleven-month period ended November 30, 2006 was R$50.4 billion (2.7% of GDP), compared with the R$47.9 billion (2.7% of GDP) consolidated public sector nominal deficit for the corresponding period in 2005.

The 2007 budget approved by the National Congress on December 22, 2006, maintains 4.25% of GDP as the consolidated public sector primary surplus target and provides for R$4.6 billion (or 0.2% of projected GDP in 2007) to be used in infrastructure projects within the ambit of a pilot program for selected infrastructure and other public projects during the 2005-2007 period. Accordingly, a primary surplus of 4.05% of GDP after pilot project expenditures of 0.2% of GDP would meet the 2007 primary surplus target of 4.25% of GDP. On December 29, 2006, President Lula signed the budget directives law, or LDO, for 2007. The LDO includes, among other things, a provision that allows the President to use funds that exceeded the primary surplus target of 4.25% of GDP in 2006 for additional investment in the pilot program in 2007.

On January 22, 2007, the Government unveiled the Growth Acceleration Plan 2007-2010 or “PAC”, a set of measures seeking to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. The measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In the infrastructure area, the PAC projects investments of R$ 504 billion in the period 2007-2010, of which R$ 436 billion would come from State-owned companies and from the private sector. One of the main measures would increase Projeto-Piloto de Investimentos Publicos (PPI) investments to 0.5% of GDP in the period, which amount could be discounted from the primary surplus target of 4.25% of GDP for each year in the 2007-2010 period. The measures to stimulate credit and improve funding conditions will seek to increase the volume of credit for housing and sanitation by, among other things, creation of an onlending facility at CEF, increasing public sector credit limits, creating an infrastructure investment fund with FGTS resources, and increasing the liquidity of the Residential Leasing Fund. The National Monetary Council has also reduced the long-term interest rate to 6.5% and the BNDES board has reduced spreads for infrastructure loans.

Measures to improve the investment climate include measures to streamline environmental review of infrastructure projects and the competition law regime, as well as the reestablishment of Superintendencia de Desenvolvimento da Amazonia (SUDAM) and Superintendencia de Desenvolvimento do Nordeste (SUDENE). This cluster also includes proposals for redefining the scope of regulatory agency authority, a natural gas law, and the recently enacted laws on the regulatory regime for sanitation and the opening of the reinsurance market.

Tax reductions include tax exemptions for certain investments in infrastructure and civil engineering, including in dedicated infrastructure funds, and incentives for technological development (digital television, semi-conductors and micro-computers) and certain measures already adopted, such as a law for small and medium-size enterprises, adjustments in individual income tax rates, extensions of accelerated depreciation provisions and PIS and COFINS provisions applicable in civil construction. Improvements in the tax system include new measures such as changes in collection dates for social security and PIS and COFINS contributions and other measures already under discussion or in implementation, including the creation of an independent Federal Revenue Service, installation of electronic and digital systems and a renewed effort to address and expand tax reform. With these measures, the Government projects a decrease in tax revenues of R$ 6.6 billion in 2007 and of R$ 11.5 billion in 2008.

Long-term fiscal measures designed to improve fiscal sustainability over the next years include a rule limiting raises in civil servants’ salaries (1.5% in real terms) and in the minimum wage (real GDP change, measured with a 2-year lag, plus inflation from the prior year), improvements in the management of social security and the creation of a council to debate social security measures to be implemented in the future to decrease the fiscal deficit. This cluster also includes proposals to improve public contracting procedures, to improve corporate governance at state-owned companies, to conclude the liquidation of the state-owned railway company, Rede Ferroviaria Federal, S.A. (RFFSA), and shipping company, Companhia de

Navegação do São Francisco (FRANAVE), and to adopt new legislation concerning retirement accounts for federal Government employees.

Many of the measures still need to be approved by Congress or will be implemented by means of provisional measure, Presidential decree or resolutions of the National Monetary Council.

Public Debt

Brazil’s net public sector debt stood at R$1,047.4 billion (or 49.3% of GDP) on November 30, 2006, compared with R$957.0 billion (or 51.7% of GDP) on December 31, 2004 and R$1,002.5 billion (or 51.5% of GDP) on December 31, 2005. On November 30, 2006, Brazil’s consolidated net public sector external debt was a negative R$56.0 billion (or a negative 2.6% of GDP).

On December 31, 2006, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$14.2 billion (1.3% of all federal domestic debt securities), down from approximately R$26.4 billion (2.7% of all federal domestic debt securities) on December 31, 2005. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate also declined to R$413.7 billion (37.8% of all federal domestic debt securities) on December 31, 2006 from R$507.2 billion (51.8% of all federal domestic debt securities on December 31, 2005. By contrast, fixed rate federal domestic debt securities increased to R$419.2 billion (38.3% of all federal domestic debt securities) on December 31, 2006 from R$293.9 billion (30.0% of all federal domestic debt securities) on December 31, 2005.

In December 2006, the average tenor of Brazil’s federal domestic debt securities was 31.1 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003, but an increase from the average tenor of 28.1 months in December 2004 and 27.4 months in December 2005. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006. Of the R$1,093.5 billion in federal domestic debt securities outstanding on December 31, 2006, 35.7% were scheduled to mature on or before December 31, 2007.

On July 27, 2006, Brazil commenced an invitation to holders of 12.75% U.S. Dollar-Denominated Global Bonds due 2020, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B, 10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027 and 12 1/4% U.S. Dollar-Denominated Global Bonds due 2030 (collectively, the “Old Bonds”) to submit one or more offers to exchange such Old Bonds for 7.125% Global Bonds due 2037 (the “2037 Global Bonds”), on the terms and subject to the conditions set forth in the prospectus supplement dated July 27, 2006 to the prospectus dated October 24, 2005. The invitation expired at 3:00 P.M., New York City time, on August 2, 2006. Brazil issued U.S.$500,043,000 aggregate principal amount of 2037 Global Bonds pursuant to the invitation. In addition, Brazil paid an aggregate amount of U.S.$233,229,470.07 in cash representing the total of the difference between the exchange price for each series of Old Bonds and the re-offer price of the 2037 Global Bonds and an aggregate amount of U.S.$20,250,190.05 in cash equal to the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on each series of Old Bonds minus the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on the 2037 Global Bonds. The 2037 Global Bond re-offer price used for the purpose of determining the cash payment amounts was U.S.$996.84 per U.S.$1,000 principal amount of 2037 Global Bonds.

On September 5, 2006, the Government stated that it was modifying its previously announced program for the repurchase of certain external debt securities to include external debt securities scheduled to mature through 2012. The Government’s repurchase program had previously included external debt securities scheduled to mature through 2010, as well as Brazil’s Brady bonds. The modification to the repurchase program adds approximately U.S.$4.8 billion aggregate principal amount of external debt securities to the eligible securities covered by the Government’s repurchase program. On January 15, 2007, the Government announced that it was further modifying its repurchase program to include all Federal external public debt regardless of maturity.

Also, on January 15, 2007, the Government announced that, in connection with its repurchase program, it had repurchased or redeemed U.S.$13.9 billion aggregate principal amount of its outstanding external debt securities between January 1, 2006 and December 31, 2006, including the repurchase of U.S.$6.5 billion of outstanding Brady bonds.

On September 13, 2006, Brazil issued R$1,600,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are denominated in reais, Brazil’s official currency. Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was Brazil’s second offering of real-denominated bonds in the international capital markets.

On October 13, 2006, Brazil issued R$650,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are a further issuance of, and form a single series with, the R$1,600,000,000 aggregate principal amount of Brazil’s outstanding 12.50% Global BRL Bonds due 2022 that were previously issued on September 13, 2006.

On November 14, 2006, Brazil issued U.S.$1,500,000,000 aggregate principal amount of its 6% Global Bonds due 2017.

On December 11, 2006, Brazil issued R$750,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are a further issuance of, and will be consolidated to form a single series with, the R$2,250,000,000 aggregate principal amount of Brazil’s outstanding 12.50% Global BRL Bonds due 2022 that were previously issued on September 13, 2006 and October 13, 2006.

On January 4, 2007, Brazil issued National Treasury Notes, F Series, that mature in 2017 – the longest fixed rate bond issue of the National Treasury in the domestic market. The bonds were issued with a coupon of 12.47% and raised R$267.5 million in cash. The issue follows the announcement by the National Treasury in October 2006 of a new fixed rate bond issuance pattern. According to the new pattern, National Treasury Notes, F Series, or NTN-Fs, will be issued with 3-year, 5-year and 10-year maturities, while National Treasury Letters, or LTNs, will be issued with 6-month, 12-month and 24-month maturities.

On January 23, 2007, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$500,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037. The global bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$2,000,043,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037 that were previously issued on January 18, 2006, March 23, 2006 and August 16, 2006. The total aggregate principal amount of the previously issued global bonds and the global bonds now being issued will be U.S.$2,500,043,000. The settlement for this offering is expected to occur on January 30, 2007.